UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 6

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

n/a

(CUSIP Number)

Stinson LLP

Attn: Thomas A. Jensen, Esq.

50 South Sixth Street, Suite 2600

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons ROLAND “RON” J. FAGEN*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 146 Membership Units*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 146 Membership Units*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146 Membership Units*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0048%**

14.	Type of Reporting Person (See Instructions) IN

*                             The Reporting Person beneficially owns 146 Membership Units indirectly through his shared voting control over Project Hawkeye, L.L.C.

**                      Percentage calculated based on the 30,606 Membership Units issued and outstanding as of February 21, 2020 as reported in the Issuer’s DEF14A filing on February 21, 2020.

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 2008, Amendment No.1 filed with the Securities and Exchange Commission on December 10, 2008, Amendment No.2 filed with the Securities and Exchange Commission on February 11, 2009, Amendment No. 3 filed with the Securities Exchange Commission on February 23, 2009, Amendment No. 4 filed with the Securities and Exchange Commission on July 10, 2009 and Amendment No. 5 filed with the Securities and Exchange Commission on August 24, 2009 (“Schedule 13D”).  Pursuant to this Amendment No. 6 to Schedule 13D, Item 3, Item 4, Item 5, Item 6 and Item 7 are hereby amended as follows:

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Project Hawkeye, L.L.C. acquired 146 Membership Units in connection with certain securities purchase agreements entered into in 2015. The Reporting Person shares voting and dispositive control over the Membership Units held by Project Hawkeye, L.L.C.

The Reporting Person exercises voting control over Fagen, Inc. (“Fagen”) and has the sole power to vote, direct the vote, dispose or direct the disposition of Fagen’s investments.  On July 1, 2020, the 3,925 Membership Units previously held by Fagen were transferred to Fagen Holdings, Inc., its parent company, as part of an internal restructuring transaction.  The Reporting Person does not maintain voting or dispositive control over the investments of Fagen Holdings, Inc., and, as a result of the internal structuring transaction, is no longer beneficial owner of the Membership Units previously owned by Fagen.

ITEM 4.	PURPOSE OF TRANSACTION

On July 1, 2020, Fagen requested, pursuant to a transfer request, that the Issuer’s Board of Governors approve the transfer of the Membership Units from to Fagen to Fagen Holdings, Inc.  The Issuer’s Board of Governors approved this transfer effective as of July 1, 2020. As a result, Fagen Holdings acquired title to the Membership Units previously held by Fagen.  A copy of the Issuer’s letter approving the transfer request is included as Exhibit 7.1 to this Amendment No. 6 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)The responses of the Reporting Person to rows 8, 10, 11 and 13 on the cover page of this Amendment are incorporated herein by reference. As of the date hereof, the Reporting Person beneficially owns, through his shared voting control over Project Hawkeye, L.L.C., an aggregate of 146 Membership Units, representing 0.0048% of the Issuer’s outstanding Membership Units.  This calculation is based on the 30,606 Membership Units issued and outstanding as of February 21, 2020 as reported in the issuers DEF14A filing on February 21, 2020.

(b)Through his voting control over Project Hawkeye, L.L.C., the Reporting Person has shared power to vote, direct the vote, dispose or direct the disposition of 146 Membership Units.

(c)Except as set forth in Items 3 and 4 above, the Reporting Person has not effected any transactions with respect to shares of the Issuer’s Common Stock in the last 60 days.

(e)As a result of the transactions described it Items 3 and 4 above, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Membership Units on July 1, 2020.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to incorporate by reference the disclosure under Item 3 and 4 and the Exhibit identified in Item 7 below.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1 Confirmation of Membership Unit Transfer Request dated July 1, 2020.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2020

/s/ Roland “Ron” J. Fagen
Roland “Ron” J. Fagen